

November 15, 2023

Karl L. Hanneman
Chief Executive Officer
International Tower Hill Mines Ltd.
506 Gaffney Road, Suite 200
Fairbanks, AK 99701

> **Re: International Tower Hill Mines Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed November 2, 2023**
> **File No. 333-273881**

Dear Karl L. Hanneman:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3 filed November 2, 2023

About International Tower Hill Mines Ltd, page 1

1. We note your disclosure on page 1 indicating the company has measured and indicated mineral resources of 704.5 million tonnes, which appears to coincide with the quantification of measured and indicated resources - *inclusive* of reserves, that the qualified person elected to include in the technical report summary (TRS) pursuant to Item 601(b)(96)(iii)(B)(11)(ii), and we see that you have similar disclosure on page 47 of your annual report.

   However, notwithstanding inclusion in the TRS, the disclosures of resources that you provide in the registration statement and annual report should be limited to mineral resources - *exclusive* of reserves, to comply with Item 1303(b)(3)(ii) and Item 1304(d)(2) of Regulation S-K. Please revise your summary disclosures to quantify reserves separately from resources - exclusive of reserves, and to remove disclosures of resources - inclusive of reserves.

 Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any questions.


                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc:     David Crandall